Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

To members of the Administrative Committee of the

     Bowne & Co., Inc. Employees’ Stock Purchase Plan:

      We consent to the incorporation by reference in the Registration Statement (No. 033-35810) on Form S-8 of Bowne & Co., Inc. of our report dated June 27, 2003 relating to the statements of net assets available for benefits, as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002 of Bowne & Co., Inc. Employees’ Stock Purchase Plan and the related supplemental schedules as of and for the year ended December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of Bowne & Co., Inc. Employees’ Stock Purchase Plan.

KPMG LLP

New York, New York

June 27, 2003